

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 15, 2016

Via E-mail
Joseph R. Ficalora
President and Chief Executive Officer
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

> **Re: New York Community Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 21, 2015**
> **File No. 333-208649**

Dear Mr. Ficalora:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of all materials prepared by each of the company´s financial advisors, including projections and forecasts, and shared with each respective board of directors and its representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

Calculation of Registration Fee

2.   We note that you have separately listed in the table the depositary shares, which will represent a 1/40th interest in a share of 6.50% Non-Cumulative Perpetual Series A Preferred Stock. In light of your "What will holders of Astoria depositary shares receive in the merger" Q&A disclosure on page 2, please explain the intended meaning of the

Joseph R. Ficalora
New York Community Bancorp, Inc.
January 15, 2016
Page 2

statement that an Astoria holder of depositary shares "will *continue* to hold depositary shares of the *combined company*" [emphasis added]. Similarly, the disclosure at the end of page 12 stating that the "depositary shares will continue to be listed on the NYSE…under a new name and traded under a new symbol" appears to suggest that Astoria's depositary shares will remain outstanding and, following the merger, will instead represent an interest in the newly issued NYCB preferred stock. As NYCB's depositary shares to be issued in the merger represent a new security which issuance must be registered, please ensure that your disclosure accurately reflects such issuance, or otherwise explain to us why the disclosure as currently stated is appropriate.

Prospectus Cover Page

3.   Please disclose the value of the merger consideration not only on a per share basis, but also on an aggregate basis.

Questions and Answers, page 1

4.   Please disclose here as well as in the Summary, the ownership percentage of former Astoria shareholders in the combined company post-merger, and the changes in regulatory standards expected as a result of the combined company's consolidated assets.

Opinions of NYCB's Financial Advisors (pages 60 and 66 and Annexes B and C)

Opinion of Goldman Sachs & Co., page 11

5.   You disclose that Goldman "rendered its oral opinion to certain members of the NYCB board…" Please clarify whether Goldman acted as a financial advisor to a distinct group of directors, or to the entire board of directors of NYCB.

The Merger

Background of the Merger, page 50

6.   You disclose that on September 22, 2015, Astoria's board of directors considered alternate strategies, including the expansion of the process to solicit indications of interest from a larger group of potentially interested financial institutions. Please revise your disclosure to elaborate on the reasons why Astoria's board decided to continue discussions only with the parties that had initially expressed interest.

7.   Please refer to the penultimate paragraph on page 51. Briefly discuss the reasons why Party A was the first to receive a draft of the merger agreement on October 8, 2015. In addition, based on your disclosure in the sixth paragraph on page 52, it is unclear as to whether a combination with Party A would equally qualify NYCB to be designated as a

SIFI, albeit Party A's lack in planning or preparation in anticipation of such designation, or whether Party A was already a SIFI. Please revise your disclosure for clarity.

8.   In light of your disclosure in the first paragraph on page 53, please discuss when NYCB first engaged Goldman Sachs and Credit Suisse as its financial advisors. In addition, please clarify whether or not NYCB's October 27th proposal included a cash component as contemplated during the October 27th board meeting, which granted Mr. Ficalora authority to include as part of the merger consideration a cash amount. Expand your disclosure to briefly explain the major aspects of the balance sheet repositioning, and update your disclosure elsewhere in the filing to indicate its completion. In this regard we note the Current Report on Form 8-K filed on December 29, 2015.

9.   Given that Party A's bid price was economically substantially equivalent to NYCB's, please expand your disclosure in the last paragraph on page 54 to further elaborate why a transaction with Party A had greater execution, compliance and regulatory risks, and to the extent possible, quantify the "higher relative cost of integration" that a combination with Party A would have imposed.

NYCB's Reasons for the Merger; Recommendation of NYCB's Board of Directors, page 56

10.   Please enhance your disclosure to provide the board's analysis of each supporting factor and potential risk so that the shareholders understand how consideration of the listed factors impacted the decision of NYCB's board to approve the merger and to recommend it to its shareholders for their approval. Conclusory disclosure such as the board considered the "synergies potentially available" or "the opportunity for the combined company to have superior future earnings" appears generic and does not provide insight into the board's decision-making and the basis for its recommendation. In this regard, we note that during the November 18, 2015 investor presentation you discussed, among other things, that the merger was expected to be (i) 20% accretive; (ii) resulting in 50% cost savings on the Astoria side; (iii) 6% tangible book value per share accretion upon closing in the fourth quarter in 2016; and (iv) resulting in a significant increase of deposits in the attractive markets of Nassau, Suffolk, Queens and Brooklyn. Please address this comment also with respect to Astoria's Reasons for the Merger disclosure found on page 74.

Unaudited Prospective Financial Information, page 58

11.   Please delete the statement "it to be material information" in the third sentence from the first paragraph and the statement that "the financial information included below is not being included to influence your decision whether to vote in favor of the merger proposal or any other proposal to be considered at the NYCB's special meeting" in the carry-over paragraph on top of page 59. These statements unduly limit a shareholder's reliance on the company's disclosures and are inappropriate. To the extent that these financial projections no longer reflect management's view of future performance, they should be

either updated or an explanation should be provided as to why the projections are no longer valid.

Opinion of Goldman, Sachs & Co., page 60

12.   You disclose that in rendering its opinion, Goldman Sachs reviewed "certain internal financial analyses and forecasts for Astoria" prepared by Astoria's management. Please disclose these projections in your prospectus.

13.   To help an investor understand the financial implications of the "Selected Transactions Analysis" and "Selected Companies Analysis," please disclose the underlying data used by Goldman Sachs in deriving at the implied range of values. Investors may benefit from an enhanced discussion of the extent to which high, low, or median values were calculated and considered when determining the implied values. In addition, please disclose the extent that any transaction or company which originally met the selection criteria was later excluded, as well as the specific reasons for doing so. To the extent applicable, please address this comment with respect to Credit Suisse's financial analyses. In this regard, we note that the analyses provided by Sandler O'Neill on pages 81 and 82 provide such underlying data.

14.   To the extent known, please disclose the amount of fees paid by NYCB to Goldman Sachs during the past two years for its services as NYCB's financial advisor. In this regard, we note your disclosure on page 66. To the extent applicable, please comply with this comment as it applies to Credit Suisse.

Opinion of Credit Suisse Securities (USA) LLC

Financial Advisor Disclosure, page 74

15.   Please explain why the fee NYCB may pay to Credit Suisse at NYCB's sole discretion is described as an "incentive fee," by describing the merger related services Credit Suisse must perform to give rise to this additional compensation. To the extent that there is a cap to this discretionary fee, please disclose.

Opinion of Sandler O'Neill & Partners, L.P., page 76

16.   We note your disclosure on page 77 that Astoria's financial advisor considered estimated long-term annual earnings per share and balance sheet growth rates based on guidance from your senior management. Please disclose these projections to the extent they go beyond the projections disclosed on page 59.

Litigation Relating to the Merger, page 99

17.   We note that there have been at least five lawsuits filed, challenging the proposed merger. Please disclose why the complainants believe that Astoria's board breached its fiduciary duties.

The Merger Agreement

Representations and Warranties, page 104

18.   Please delete the statement that the representations, warranties and covenants "are solely for the benefit of NYCB and Astoria" in the first paragraph. The language appears to represent an inappropriate limitation on reliance, given that the merger agreement constitutes disclosure for purposes of the registration statement.

19.   The disclosure in the third sentence of the first paragraph states, among other things, that subsequent information concerning the subject matter of the representation, warranties and covenants "may or may not be fully reflected in public disclosures by NYCB or Astoria." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements including in your proxy statement/prospectus not misleading.

Conditions to Complete the Merger, page 112

20.   It appears that receipt of an opinion of legal counsel that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code is a waivable condition by both parties to your merger agreement. Please undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material and make corresponding revisions on pages 8, 15 and 17. Please refer to Section III.D.3 of Staff Legal Bulletin No. 19 for guidance.

Material U.S. Federal Income Tax Consequences of the Merger, page 117

21.   Please delete the first sentence from the last paragraph on page 119 as this language appears to represent an inappropriate limitation on reliance. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 for guidance.

Annex A – Agreement and Plan of Merger

22.   Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: R. Patrick Quinn, Esq.
       Jared M. Fishman, Esq.